Prairie Operating Co.

55 Waugh Drive, Suite 400

Houston, Texas 77007

December 20, 2024

Division of Corporation Finance

Office of Energy and Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Withdrawal of Acceleration Request
Registration Statement on Form S-3, as amended (File No. 333-282730)
Prairie Operating Co. (the “Company”)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on December 19, 2024, in which we requested the acceleration of the effective date of the above referenced Registration Statement on Form S-3 (File No. 333-282730) for 4:00 P.M., Washington, D.C. time, on Monday, December 23, 2024, or as soon as practicable thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended. We formally withdraw our request for acceleration of the effective date.

Please call the Company’s counsel at T. Mark Kelly of Vinson & Elkins L.L.P. at (713) 758-4592 or E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629 with any questions regarding this matter.

[Signature Page Follows]

United States Securities and Exchange Commission December 20, 2024 Page 2

Very truly yours,

Prairie Operating Co.

By:	/s/ Daniel T. Sweeney
Name:	Daniel T. Sweeney
Title:	Executive Vice President and General Counsel

cc:	T. Mark Kelly, Vinson & Elkins L.L.P.
E. Ramey Layne, Vinson & Elkins L.L.P.

[Signature Page to Company Acceleration Request]